Via Facsimile and U.S. Mail
Mail Stop 6010

March 26, 2007

Mr. David W. Gryska
Chief Financial Officer
Celgene Corporation
86 Morris Avenue
Summit, New Jersey 07901

Re: **Celgene Corporation**
      Form 10-K for the Fiscal Year Ended December 31, 2006
      Filed February 27, 2007
      File No. 000-16132

Dear Mr. Gryska:

        We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Gross to Net Sales Accruals, page 44

1. You disclose $30.6 million of returns of THALOMID during the first half of 2006 which relates to sales of prior periods. Explain to us when these returns occurred and how you used that information in preparing your 2005 financial statements filed in Form 10-K on March 15, 2006. Also direct us to disclosure of the returns in your Forms 10-Q for March 31 and June 30, 2006.

Critical Accounting Policies

Sales Returns, page 54

2. The sensitivity analysis around your estimate for returns should depict a reasonably likely change in your return estimate and not a hypothetical change. If this is a reasonably likely change, please provide us proposed disclosure that clarifies this fact. If not, please provide us a revise analysis that depicts a reasonably likely change in this estimate.

Notes to the Consolidated Financial Statements

Note 9 – Convertible Debt, page F-19

3. Exhibit 10.31 is a Registration Rights Agreement for the 1 ¾% Convertible Note holders due June 2008. It appears that the Registration Rights Agreement has terms that would require you to pay liquidated damages if you fail to maintain the effectiveness of the registration statement. Tell us how you considered the adoption of FSP 00-19-2 and the need to include disclosure as prescribed by SAB 74.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant